PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

NEW CEO TO LEAD PROGEN THROUGH NEXT STAGES OF
CANCER DRUG DEVELOPMENT

BRISBANE, AUSTRALIA 20 FEBRUARY 2006. Progen Industries (ASX: PGL) today announced the board has implemented its management succession plan with the resignation of Mr Lewis Lee as Managing Director and member of the Board of Directors, and the appointment of Mr Justus Homburg as Chief Executive Officer effective March 1, 2006.

To maximize continuity and a smooth transition in Progen's on-going strategic partnering efforts, Mr Lee will continue to provide support to the Company in an advisory role.

Mr Homburg has an extensive industry background covering operations in Europe, the United States, Australia and Asia. He has a reputation for driving business development in international markets, technology commercialization, mergers & acquisitions, and financial transactions through a collaborative approach to achieve the growth and expansion of life sciences companies.

His experience ranges from start-up organizations to a US Fortune 100 company in the pharmaceutical and life science sectors and includes 11 years senior management experience with Monsanto (NYSE: MON). Mr Homburg managed a number of core businesses and new technology development processes, including the creation and development of the Pharmaceutical Services Division and Monsanto's Health & Wellness Businesses. He managed the new life sciences technologies development platform that led to the rapid commercialization of Celebrex(TM) in a record 39 months from discovery.

Progen is preparing for its next phase of development, which is focused on the late stage progression of its lead drug PI-88 towards market and positioning the company internationally as a leader in drug development. The latter is supported through the company's current drug portfolio and active drug discovery program.

Mr Stephen Chang, Chairman of Progen commented: "The Board of Progen is confident that Justus can take Progen through its next stage of growth. He is a proven senior executive, a strong strategic thinker with a solid commercial background in international pharmaceuticals."

"Justus will be instrumental in implementing organisation change to increase the focus on drug discovery, progress the existing product portfolio including Progen's lead anti-angiogenesis drug PI-88, and identify creative opportunities to further strengthen Progen's pipeline."

"The Board would like to thank Lewis for his leadership of the company over the last six years and his contribution to the scientific and commercial progress that has been achieved under his leadership. He leaves with our very best wishes for his future enterprises," Mr Chang continued.

ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.
Progen's three key areas of focus are:
- CLINICAL DEVELOPMENT - via a focused clinical trial program involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- COMMERCIAL SERVICES - manufacturing biopharmaceutical products to global standards.

KEYWORDS - Progen, cancer, PI-88, Lewis Lee, Justus Homburg


WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:
MD and Chairman's AGM Addresses      www.progen.com.au/?page=nepress2005.html
                                     ----------------------------------------
Open Briefing: New Trial & Update    www.progen.com.au/?page=nepress2005.html
                                     ----------------------------------------
Phase II Prostate Trial Launched     www.progen.com.au/?page=nepress2005.html
                                     ----------------------------------------
AUSIndustry Grant Offered ($3.4M)    www.progen.com.au/?page=nepress2005.html
                                     ----------------------------------------
US Burrill & Co. engaged             www.progen.com.au/?page=nepress2005.html
                                     ----------------------------------------
Phase II melanoma trial launched     www.progen.com.au/?page=nepress2005.html
                                     ----------------------------------------
PI-88 mode of action                 www.progen.com.au/?page=repi-88.html
                                     ------------------------------------
Progen's drug development pipeline   www.progen.com.au/?page=pihome.html
                                     -----------------------------------
Progen Industries Ltd                www.progen.com.au
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
MEDIA AND INVESTOR
RELATIONS:                 PROGEN INFORMATION:

Rebecca Wilson             Sarah Meibusch                  Justus Homburg
Buchan Consulting          Director, Business Development  CEO
rwilson@bcg.com.au         Progen Industries Limited       Progen Industries Limited
------------------
Ph: (02) 9237 2800 / 0417  Sarah.Meibusch@progen.com.au    justus.homburg@progen.com.au
                           ----------------------------    ----------------------------
382 391                    Ph:  61 7 3273 9100             Ph: 61 7 3273 9100

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.